SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

                Report on Form 6-K for the month of December 2003


                  Hellenic Telecommunications Organization S.A.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)


                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                                       Form 20-F  X     Form 40-F
                                                -----            -----

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                             Yes               No
                                                -----            -----


Enclosures:

1.       Press release dated: December 17, 2003

OTE Announces New Fixed-Line Pricing

    ATHENS, Greece--(BUSINESS WIRE)--Dec. 17, 2003--Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced that NTPC, the Greek telecommunications regulator, has given final approval to OTE's new fixed-line pricing which will become effective on December 31, 2003. As announced last week, the main characteristics of the new pricing policy are the introduction of per-second billing, replacing pulse charging, as well as the introduction of four distinct billing periods (Peak, Off-peak, Saturday and Sunday), leading to significant savings for OTE customers.
    Per-second pricing applies after a minimum charge in the case of local, domestic long distance and fixed-to-mobile calls. For local calls, per-second charging will start after charging on a per minute basis for the first two minutes. For international calls per-second pricing applies from the first second.
    The "OTE options" discount package, tailored to the needs of residential customers, will offer usage-based discounts that can reach 7% for local calls, 13% for DLD calls, 12% for the OTE retention fee on fixed-to-mobile calls and 35% for international calls. The "OTE business" and "OTE business Plus" discount packages targeting SME and corporate customers offer discounts that can reach 6% for local calls, 8% for DLD calls, 35% for international calls under the "OTE business" package, and 6%, 8% and 18%, respectively, in the case of the "OTE business Plus" package.
    Finally, the monthly PSTN line rental fee will be increased by EUR0.51 to EUR10.49, while ISDN-BRA line rental will increase by EUR0.79 to EUR13.99 per month.
    After the implementation of these new tariffs the average monthly bill is expected to be reduced by about 6%.
    Commenting on the proposed retail tariffs, Ms. Soula Evans, General Director of Business and Residential Customers, noted:
"Today's announcement carries forward our strategy to provide maximum value to our customers and will enable OTE to start the new year with a greatly enhanced competitive positioning in the Greek fixed-line market."
    OTE also announced that it intends to take immediate legal action to challenge the NTPC's decision to change the interconnection fees charged by OTE to other operators as well as OTE's leased line charges.

    About OTE

    OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, Internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
    Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

    Additional Information is also available on http://www.ote.gr.

    Forward-looking statement

    Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2002 filed with the SEC on June 30, 2003. OTE assumes no obligation to update information in this release.

    CONTACT: OTE
             Dimitris Tzelepis - Group Investor Relations Officer
             +30 210 611 1574
             dtzelepis@ote.gr
             or
             Kostas Bratsikas - Investor Relations
             +30 210 611 1428
             brakon@ote.gr
             or
             Taylor Rafferty
             London: +44 20 7936 0400
             or
             New York: +1 212-889-4350
             ote@taylor-rafferty.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Hellenic Telecommunications Organization S.A.



Date: 17 December 2003                            By: /s/ Iordanis Aivazis
                                                      --------------------------
                                                Name: Iordanis Aivazis
                                               Title: Chief Financial Officer